December 11, 2008
Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Coinstar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 29, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008 and
September 30, 2008
File No. 000-22555
Dear Mr. Spirgel:
     Coinstar, Inc. (the “Company”) is pleased to respond to the Securities and Exchange Commission (the “Commission”) supplemental comment letter dated December 1, 2008 (the “SEC Letter”) related to our response letter dated November 10, 2008 covering our Forms 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008 and our Form 10-K for the fiscal year ended December 31, 2007.
     The staff’s follow-up comment from the SEC Letter is set out below and our response and draft proposed disclosures follow.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis, page 21
Results of Operations, page 26
Follow-up comment No. 1
     We note your response to prior comment #2. Since your CEO “focus on the segment profitability before depreciation and amortization when evaluating [y]our segment performance,” expand to discuss in detail each segment’s profitability and how the CEO evaluates this when determining the allocation of resources. Please provide us with your proposed disclosure. Refer to FRC 501.06.
Response to follow-up comment No. 1
1.	The Company will add the following disclosure regarding business segments, segment profitability and how the CEO evaluates segment profitability when determining the

Larry Spirgel
U.S. Securities and Exchange Commission
December 11, 2008

allocation of resources among our segments in a new subsection, “Management of Business Segments” in the Overview section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) in our Form 10-K for the fiscal year ending December 31, 2008 (the “2008 10-K”).
Management of Business Segments
     In early 2008, we assessed our business segments due to changes in our business and product lines as well as our organizational structure. We redefined our business segments from North America and International to Coin and Entertainment services, DVD services, Money Transfer services and E-payment services. We manage our business by evaluating the financial results of these segments, focusing primarily on segment revenue and segment operating income/loss before depreciation and amortization and unallocated expenses (“segment operating income/loss”). Segment operating income/loss contains the internally allocated costs including the shared service functions, which consist primarily of field operations, sales, finance, legal, human resources, and information technology.
     We utilize segment revenue and segment operating income/loss because we believe they provide useful information for effectively allocating resources among business segments, evaluating the health of our business segments based on metrics that management can actively influence, and gauging our investments and our ability to service, incur or pay down debt. Specifically, our CEO evaluates segment revenue and segment operating income/loss, and assesses the performance of each business segment based on these measures, as well as, among other things, the prospects of each of the segments and how they fit into the Company’s overall strategy. Our CEO then decides how resources should be allocated among our business segments. For example, if a segment’s revenue decreases more than expected, our CEO may consider allocating less financial or other resources to that segment in the future.
     See Note      in the Consolidated Financial Statements for additional information regarding business segments.
2.	The Company will update the Overview section of MD&A in the 2008 10-K to reflect its new segments, consistent with the Overview section of MD&A in the Company’s Form 10-Q for the quarterly period ended September 30, 2008 (the “Q3 10-Q”). In addition, the Company will include segment profitability disclosure discussing financial information and analysis relating to each segment in the revised Overview section of MD&A in the 2008 10-K. For illustrative purposes, the Company has prepared disclosure (underlined below) covering segment profitability if such disclosure had been included in the Overview section of MD&A in the Q3 10-Q.

Larry Spirgel
U.S. Securities and Exchange Commission
December 11, 2008

Coin and entertainment services
     We are the leader in the self-service coin-counting services market and are the leading owner and operator of skill-crane and bulk vending machines in the United States. We own and operate the only multi-national fully automated network of self-service coin-counting machines across the United States, Canada, Puerto Rico, Ireland and in the United Kingdom. We estimate that at any one time, there is more than $10.5 billion worth of coin sitting idle in households in the United States. In 2007, consumers processed more than $2.9 billion worth of coin through our coin-counting machines.
     We own and service all of our coin-counting and entertainment services machines, providing a convenient and trouble free service to retailers. Coin-counting revenues are generated through transaction fees from our customers and business partners. Consumers feed loose change into the machines, which count the change and then dispense vouchers or, in some cases, issue e-payment products, at the consumer’s election. Each voucher lists the dollar value of coins counted, less our transaction fee, which is typically 8.9% of the value of coins counted. When consumers elect to have a stored value card or e-certificate issued, the transaction fee normally charged to the consumer is charged instead to the card issuers for the coin-counting services.
     Since inception, our coin-counting machines have counted and processed more than 381 billion coins worth more than $20.8 billion in more than 563 million self-service coin-counting transactions. We own and operate more than 17,500 coin-counting machines in the United States, Canada, Puerto Rico, Ireland and the United Kingdom (approximately 10,900 of which are E-payment enabled).
     Our entertainment services machines consist primarily of skill-crane machines, bulk vending and kiddie rides, which are installed in more than 17,000 retail locations, totaling more than 150,000 pieces of equipment. We generate revenue from money deposited in our machines that dispense plush toys, novelties and other items.
     Our Coin and Entertainment services segment revenue and segment operating income for the nine month period ended September 30, 2008 were $311.9 million and $74.0 million (24% of segment revenue). The costs relating to this segment included $204.1 million of direct operating expenses,

Larry Spirgel
U.S. Securities and Exchange Commission
December 11, 2008

$5.9 million of marketing expenses, $2.7 million of research and development expenses, and $25.2 million of general and administrative expenses. The direct operating expenses mainly consisted of fees and commissions paid to our retailers, coin pick-up transportation and processing fees, plush toys and products dispensed from the skill-crane and bulk-vending machines, as well as the field operation support. This segment’s operating margin of 24% of segment revenue was mainly due to a more mature business as compared to our other segments, and generates relatively more favorable profit margin based on the variable nature of the expenses and our ability to modulate expenses as revenues fluctuate. For example, as revenue increases or decreases due to market conditions, we have been able to modulate our field service team expenses to coincide with the relative increase or decrease in revenue.
DVD services
     Through our acquisition of DVDXpress and our majority ownership interest in Redbox, we offer self-service DVD rentals through 11,800 kiosks where consumers can rent or purchase movies. Our DVD kiosks supply all the functionality of a traditional video rental store, yet occupy an area of less than ten square feet. Consumers use a touch screen to select their DVD, swipe a valid credit or debit card, and go. The process is designed to be fast, efficient and fully automated with no upfront or membership fees. Typically, the DVD rental price is a flat fee plus tax for one night and if the consumer chooses to keep the DVD for additional nights, they are automatically charged for the fee. Our DVD kiosks are available in all states in the continental United States, Puerto Rico and the United Kingdom and offer our consumers with a more convenient home entertainment solution. We generate revenue primarily through fees charged to rent or purchase a DVD, and pay our retail partners a percentage of our revenues.
     Our DVD services segment revenue and segment operating income for the nine month period ended September 30, 2008 were $254.6 million and $50.0 million (20% of segment revenue). The costs relating to this segment included $177.7 million of direct operating expenses, $4.2 million of marketing expenses, and $22.7 million of general and administrative expenses. The direct operating expenses primarily resulted from the amortization of our rental DVD costs, fees paid to retailers, credit card processing costs, and supply chain and related costs. This segment’s

Larry Spirgel
U.S. Securities and Exchange Commission
December 11, 2008

operating margin of 20% of segment revenue reflected the significant market acceptance of our DVD service and our ability to execute quickly and manage this business effectively in a high growth industry, as we were able to scale quickly and effectively with the rise in DVD rentals by consumers.
Money transfer services
     Through our acquisitions of Coinstar Money Transfer (“CMT”) and GroupEx Financial Corporation, JRJ Express Inc. and Kimeco, LLC (collectively, “GroupEx”) we offer money transfer services primarily in the United Kingdom, European countries, North America, and Central America. Our money transfer services provide an easy to use, reliable and cost effective way to send money around the world; it has become one of the leading independent providers of electronic money transfer services, with over 35,000 locations and operations in over 140 countries worldwide. Our services are specially suited for individuals away from home who need to send money to their family and friends or to manage their personal finances.
     Our Money Transfer services segment revenue and segment operating loss for the nine month period ended September 30, 2008 were $66.3 million and $8.1 million, (-12% of segment revenue). The loss was mainly driven by the growth and significant investment required for this new business, primarily in the area of market expansion, including our acquisition of GroupEx, and compliance infrastructure for our money transfer services. The costs included $58.4 million of direct operating expenses, $2.7 million of marketing expenses, and $13.3 million of general and administrative expenses. The direct operating expenses were primarily the commissions paid to our agents, compliance costs, and costs for processing the money transfer transactions. This segment’s general and administrative expenses primarily included our domestic and international head office costs. With our rapid expansion into the money transfer service industry and significant investments during 2008, we are currently operating at a negative segment margin, but are focusing on key send and receive markets to improve segment profitability.
E-payment services
     We offer E-payment services, including activating and reloading value on prepaid wireless accounts, selling stored value cards, loading and reloading prepaid debit cards and prepaid phone cards, prepaid phones and providing

Larry Spirgel
U.S. Securities and Exchange Commission
December 11, 2008

payroll card services. We believe these and other E-payment services represent a significant growth opportunity for us. We offer various E-payment services in the United States and the United Kingdom through 20,800 point-of-sale terminals, 400 stand-alone E-payment kiosks and 10,900 E-payment-enabled coin-counting machines in supermarkets, drugstores, universities, shopping malls and convenience stores.
     We have relationships with national wireless carriers, such as Sprint, Verizon, T-Mobile, Virgin Mobile and AT&T. We generate revenue primarily through commissions or fees charged per E-payment transaction and pay our retailers a fee based on commissions earned on the sales of E-payment services.
     Our E-payment segment revenue and segment operating income for the nine month period ended September 30, 2008 were $18.1 and $1.6 million (9% of segment revenue). The costs included $12.0 million of direct operating expenses, $1.1 million of marketing expenses, $0.8 million of research and development expenses, as well as $2.6 million of general and administrative expenses. The direct operating expenses were primarily the fees paid to our retailers as well as field support related costs. Our reported segment operating income of $1.6 million was favorably impacted by a legal settlement of $2.0 million in Q2 2008. Excluding the effect of this settlement on our E-Payment segment operating income, we would have reported a segment operating loss of $0.4 million. This reflects the high cost of investment and our focus on domestic and international expansion in this high growth industry in recent periods, specifically with our expansion in the United Kingdom gift card services.

     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. In addition, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding our responses to the staff’s comments, please call me at (425) 943-8444.

Larry Spirgel
U.S. Securities and Exchange Commission
December 11, 2008

Sincerely,

Brian V. Turner Chief Financial Officer

cc:	KPMG LLP Perkins Coie LLP